Filed Pursuant to Rule 424(b)(5)

Registration No. 333-194009

PROSPECTUS SUPPLEMENT

(To the Prospectus dated March 4, 2014)

3,940,801 Shares

Common Stock

We are offering 3,940,801 shares of our common stock, par value $0.001 per share, directly to two institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at a negotiated price of $4.25 per share. Assuming the sale of all 3,940,801 shares offered by this prospectus supplement and the accompanying prospectus, the offering will result in total proceeds (before expenses) to the Company of $16.7 million. There are no underwriting or placement agent fees associated with the offering.

Our common stock is listed on The NASDAQ Capital Market under the symbol “ADXS”. On December 18, 2014, the closing sale price of our common stock was $4.86 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 22 of our annual report on Form 10-K and our other reports filed with the Securities and Exchange Commission which are incorporated into this prospect supplement and accompanying prospectus by reference for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 19, 2014.